UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

WETOUCH TECHNOLOGY INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

961881109

(CUSIP Number)

Mark Crone, Esq.

The Crone Law Group, P.C.

500 Fifth Avenue, Suite 938

New York, New York 10110

Telephone: (646) 861-7891

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No. 961881109	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qihong Technology (Samoa) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Samoa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,698,055 (1)
	8.	SHARED VOTING POWER 1,698,055 (1)
	9.	SOLE DISPOSITIVE POWER 1,698,055 (1)
	10.	SHARED DISPOSITIVE POWER 1,698,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,698,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Represents 1,698,055 Shares (as defined herein) directly held by Qihong Technology (Samoa) Limited (“Qihong Samoa”).

(2) Based on 31,811,523 Shares issued and outstanding as of February 14, 2022, as reported by the Issuer (as defined herein) in its amended preliminary registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (the “February 2022 Form S-1”).

SCHEDULE 13D

CUSIP No. 961881109	Page 3 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qixun Technology (Samoa) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Samoa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 766,351 (3)
	8.	SHARED VOTING POWER 766,351 (3)
	9.	SOLE DISPOSITIVE POWER 766,351 (3)
	10.	SHARED DISPOSITIVE POWER 766,351 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 766,351 (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (4)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(3) Represents 766,351 Shares directly held by Qixun Technology (Samoa) Limited (“Qixun Samoa”), as of February 28, 2022.

(4) Based on 31,811,523 Shares issued and outstanding as of February 14, 2022, as reported by the Issuer in the February 2022 Form S-1.

SCHEDULE 13D

CUSIP No. 961881109	Page 4 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guangde Cai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0 -
	8.	SHARED VOTING POWER 2,464,406 (5)
	9.	SOLE DISPOSITIVE POWER - 0 -
	10.	SHARED DISPOSITIVE POWER 2,464,406 (5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,464,406 (5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (6)
TYPE OF REPORTING PERSON (see instructions) IN

(5) Represents (i) 1,698,055 Shares directly held by Qihong Samoa; and (ii) 766,351 Shares directly held by Qixun Samoa, as of February 28, 2022.

(6) Based on 31,811,523 Shares issued and outstanding as of February 14, 2022, as reported by the Issuer in the February 2022 Form S-1.

CUSIP No. 961881109	Page 5 of 6

Item 1. Security and Issuer.

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the common stock, par value $0.001 per share (the “Shares”), issued by Wetouch Technology Inc., a Nevada corporation (the “Issuer”), and hereby amends the Schedule 13D filed with the SEC on December 16, 2020 (the “Initial Schedule”) on behalf of the Reporting Persons (as defined in the Initial Schedule). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Initial Schedule. All items or responses not described herein remain as previously reported in the Initial Schedule.

Item 3. Source of Funds

Item 3 is hereby amended and supplemented to add the following:

The Reporting Persons’ amended response to Item 4 is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Item 4(a) is hereby amended and supplemented to add the following:

On November 17, 2021, Qixun Samoa purchased 4,196 Shares at a price of $3.50 per Share from an investor outside the United States using funds provided by Guangde Cai.

As a result of the purchase transaction above and the sale transactions of even date listed herein under Item 5(c), as of November 17, 2021, the Reporting Persons beneficially owned 2,232,126 Shares, or 7.0% of the issued and outstanding Shares.

On February 28, 2022, Qixun Samoa purchased a total of 232,280 Shares at a price per Share of $3.51 from two investors outside the United States using funds provided by Guangde Cai.

As a result of the above purchase transactions and the sale transactions of even date listed herein under Item5(c), as of February 28, 2022, the Reporting Persons beneficially own 2,464,406 Shares, or 7.7% of the issued and outstanding Shares.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

Paragraph (a) is amended and supplemented as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a) The percentage used in this Schedule 13D is calculated based upon an aggregate of 31,811,523 Shares issued and outstanding as of February 14, 2022.

Paragraph (c) is amended and restated as follows:

(c) On November 17, 2021, Qihong Samoa and Qixun Samoa transferred, pursuant to a series of private placements with nine non-US persons (the “Investors”) outside the United States, a total of 4,526,356 fully paid and non-assessable Shares for no consideration. The transfers were made to the Investors as part of a verbal agreement made between the Investors, each of whom had been investors in BVI Wetouch prior to the Reverse Merger, and the Reporting Persons to distribute these Shares to the Investors after the Reverse Merger. There have been no other transactions in the Shares of the Issuer effected by the Reporting Persons during the past 60 days, other than as described herein.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated December 18, 2020, among the Reporting Persons (incorporated by reference to Exhibit 99.A to the Initial Schedule filed with the SEC on December 18, 2020)

CUSIP No. 961881109	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2022

/s/ Guangde Cai
Guangde Cai

Qihong Technology (Samoa) Limited

By:	/s/ Guangde Cai
Name:	Guangde Cai, Director

Qixun Technology (Samoa) Limited

By:	/s/ Jiaying Cai
Name:	Jiaying Cai, Director

[Signature page to Schedule 13D/A (Amendment No. 1)